RULE 14A-103

                          NOTICE OF EXEMPT SOLICITATION

               Information to be Included in Statements Submitted
              by or on Behalf of a Person Pursuant to Rule 14a-6(g)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          NOTICE OF EXEMPT SOLICITATION

 1. Name of the Registrant: St. Paul Bancorp, Inc.
                            ---------------------------------

 2. Name of person relying on exemption: Keefe Managers, Inc.
                                         ---------------------------------

 3. Address of person relying on exemption: 375 Park Ave., New York, NY 10152
                                            ---------------------------------

 4.Written Materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

                      [LETTERHEAD OF KEEFE MANAGERS, INC.]
                    [375 PARK AVE., NEW YORK, NEW YORK 10152]

Harry V. Keefe, Jr.
Chairman, Chief Executive Officer

                                                                  April 14, 1999

Dear Fellow Shareholders of St. Paul Bancorp:

      My firm, Keefe Managers, Inc., owns one million shares of St. Paul common stock. I HAVE SUBMITTED A SHAREHOLDER PROPOSAL FOR YOUR APPROVAL AT THIS YEAR'S ANNUAL MEETING THAT REQUESTS THAT THE COMPANY BE PUT UP FOR SALE. MY PROPOSAL IS INCLUDED IN MANAGEMENT'S PROXY STATEMENT AND PROXY CARD, AND I URGE YOU TO VOTE FOR IT WHEN YOU RECEIVE YOUR PROXY MATERIALS FROM THE COMPANY.

      I've been a professional investment manager - specializing in bank stocks
- for about fifty years. I've made my name by taking the long view and minimizing risk. And in my opinion, the riskiest course of action would be for St. Paul to stay independent under present management. Why? Three simple reasons: (1) ST. PAUL'S DISAPPOINTING OPERATING RECORD DOES NOT INSPIRE MY CONFIDENCE IN ITS FUTURE AS AN INDEPENDENT ENTITY; (2) ST. PAUL'S MARKET IN THE CHICAGO AREA HAS BECOME INCREASINGLY COMPETITIVE; AND (3) ST. PAUL IS EXPANDING INTO THE HIGHLY RISKY AREA OF COMMERCIAL LENDING AGAINST SOME VERY STRONG COMPETITORS.

      I believe the Company's shareholders would be much better served if the Company were acquired by a larger, stronger financial institution. I would hope that such a merger could be accomplished through a tax-free exchange of shares, in which St. Paul holders receive shares of the acquiring company.

      Of course, I am advocating an orderly, deliberate approach to finding an acquiror - not a fire sale. I believe that, working in conjunction with its investment bankers, St. Paul can produce a merger that will not only maximize shareholder value, but will also take into consideration the welfare and past contributions of the company's employees and management. While I was working on Wall Street, I did more bank mergers than any other investment banker. It is my considered opinion that soliciting several potential buyers will enhance the value of a merger offer.

                      ST. PAUL'S DISAPPOINTING PERFORMANCE

      I've made no secret of my disappointment with the way St. Paul management is running the company you and I own. Management has tried to convince you that it needs time to carry out its "strategic plan." When I submitted my shareholder proposal to the Company, the fourth quarter had not yet ended, but now the results are out. And they give us a pretty good sense of just how well management's "strategic plan" is coming along.

      Fourth quarter earnings, which failed to meet analysts' expectations, were down 6% from operating results in the third quarter and down 9% from the restated results in the fourth quarter of the previous year. And I have to question the quality of those earnings, too. For one thing, not including provisions made in connection with the acquisition of Beverly Bancorp, St. Paul didn't make any provision for loan losses in 1998; in fact, it reversed $640,000 of previously booked loan loss reserves during the year, and added it to income. This concerns me, because it comes at a time when St. Paul is stretching beyond its core competencies to make a foray into the riskier world of commercial banking. Plus, does it make sense to cut provisions to zero at a time when the reserve coverage is decreasing and the level of nonperformings is rising?

      According to St. Paul's own press release of January 28, 1999, the general valuation allowance for loans dropped from 1.01% at year-end 1997 to 0.89% at year-end 1998, and its coverage of nonperforming loans fell from 339% to 227% over the same period. Nonperforming assets increased to $19.9 million at the end of the fourth quarter, up from $17.4 million the previous quarter and $12.6 million a year earlier. I realize that asset quality is still pretty good, but cutting the loan loss provision to zero in the face of these trends doesn't do anything for my confidence in the quality of St. Paul's earnings.

      So the fourth quarter was a disappointment. But I've never been one to look narrowly at the short-term. Just look at St. Paul's growth in pre-tax, pre-provision earnings compared to the median of other comparable thrifts(1) over the last six years:

                        1993    1994    1995   1996    1997    1998   COMPOUNDED
                        ----    ----    ----   ----    ----    ----   ----------

     ST. PAUL           +3.73  -17.62  +0.64  -29.81  +79.93  -39.27    -6.70%

     ST. PAUL           +3.73  -17.62  +0.64   +5.76  +19.41  -10.40    -0.45%
     (ADJUSTED)

     COMPARABLE        +18.29  -5.25   +3.84   +2.39  +24.21  +12.86    +10.92%
      THRIFTS

      Bear in mind that St. Paul's one good year of growth, 1997, was coming off poor results in 1996, when earnings were depressed by $21 million in mandatory payments to help replenish SAIF (the thrift insurance fund). Of course, virtually every other comparable thrift suffered from this burden, too, and as you can see they managed compound growth of 10.92% over the 6-year period. And 1998 earnings don't quite show the complete picture, because on the one hand they were hurt by one-time charges related to the merger, but on the other hand they include Beverly's earnings. But even after adjusting St. Paul's results to take out the effects of these nonrecurring items and Beverly's estimated contribution to 1998 earnings,(2) St. Paul's compound results are still negative, at -0.45%. Given St. Paul's long-term lackluster record compared to other thrifts, even a quarter or two of improved performance in 1999 shouldn't convince anyone that St. Paul has effected a successful turnaround.

      One other thing: part of St. Paul's "strategic plan" revolves around getting a competitive edge from its new computer system. Well guess what - virtually every financial institution (or at least every successful one) has a new computer system or is in the process of upgrading its current systems. All banks and thrifts must constantly upgrade their systems or risk falling hopelessly behind their peers.

      Management also likes to point to the performance of St. Paul's stock price (instead of earnings) as a measure of how well they are running the bank. But stock price is an odd measuring stick to use for management's performance, when it appears that the stock's price, in part, has been the beneficiary of takeover speculation. In my opinion, St. Paul's P/E ratio of 14.5x just isn't supported by its underlying earnings - not when the average P/E ratio of similar thrifts is 12.4x.(3)


      -------------------
     1    "Comparable thrifts" as used here includes the top 100 thrifts in the
     U.S. ranked by asset size for which data is available over the relevant time period, from which the top and bottom 5 outliers were removed.

     2    Beverly Bancorp's pre-tax, pre-provision earnings were $9.9 million in
     1996 and $10.2 million in 1997. Its 1998 contribution to St. Paul's earnings is estimated to be about $10 million, and is removed from the adjusted numbers to make them comparable to St. Paul's historic earnings.

     3    "Similar thrifts" as used here means thrifts with market
     capitalizations between $500 million and $3 billion with ROE below 14%, with two outliers removed. Data is as of April 9, 1999.

                      LET'S BRING VALUE TO THE SHAREHOLDERS

      I recently wrote a letter to certain institutional shareholders. Attached to that letter were articles that quoted several analysts, one of whom said that St. Paul could command between $27 and $30 in a sale, and another of whom said the sale value might be as high as $35. Let's be fair: no one knows the future, and their projections, like those of every analyst, are subject to limitations such as changes in the stock market in general, the market for thrift stocks in particular, changes in interest rates and so on, all of which could cause the actual sale value to differ. No one can guarantee that St. Paul would fetch such a premium, and analysts' estimates are just that: estimates. But neither of these analysts has revised these projections downward since they were published. I believe that St. Paul has a valuable franchise - it just needs to be put into the hands of someone who knows how to use it.

      And if management doesn't? And if we, the shareholders, don't vote to urge them to do so? Then St. Paul's customers will vote with their feet. I said in my last letter that competitors like BancOne, US Bancorp, Firstar, and BankAmerica are moving into the Chicago area. Sure, some of these institutions, or their predecessors, have been in the area for some time. But since the mega-mergers that each of them has undertaken in recent years, their new marketing power and economies of scale will give them an even greater ability to price their products more competitively. For example, Firstar, the institution resulting from the acquisition of Firstar by Star Banc, is one of the most efficient banks in the industry - and efficiency is an area that St. Paul has struggled with (compare Firstar's superior efficiency ratio of 53.9% with St. Paul's 66.1%) -- and Firstar is particularly strong in retail banking.

      The entry of BancOne into the market through its acquisition of First Chicago is particularly worrisome, given the contrast between BancOne's reputation as a consumer powerhouse and First Chicago's reputation as a predominantly wholesale bank. That means that there's a major new competitor in the Chicago consumer market where there wasn't one before. In addition, BankAmerica has been pretty clear about its intentions to step up consumer operations in the Chicago area (I hope you saw the cover of Crain's Chicago Business, November 30, 1998).

                           YOUR SUPPORT IS NEEDED NOW

      THE WAY I SEE IT, ST. PAUL CAN EITHER SELL NOW, WHEN IT STANDS A CHANCE OF RECEIVING A REASONABLE PREMIUM, OR RISK WATCHING ITS FRANCHISE ERODE AND THEN SELL. LET'S SEND MANAGEMENT A MESSAGE. PLEASE JOIN ME IN URGING MANAGEMENT TO SEEK OUT OPTIONS FOR MAXIMIZING SHAREHOLDER VALUE TODAY. PLEASE VOTE FOR MY SHAREHOLDER PROPOSAL ON THE COMPANY'S PROXY CARD.

      If you have any questions about the issues I have raised in this letter, please call me at 212-754-2000. If you need assistance in voting on the proposal, please contact Beacon Hill Partners, Inc., which is assisting me, at 800-755-5001.

      Thank you for your consideration.

                                          Sincerely,

                                          /s/  HARRY V. KEEFE, JR.

                                          Harry V. Keefe, Jr.

                                      -3-